[FAIRMOUNT BANCORP, INC. LETTERHEAD]

To:	Securities and Exchange Commission

Washington, D.C. 20549

Re:	Fairmount Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-163797

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Fairmount Bancorp, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-captioned Registration Statement on Form S-1 on April 15, 2010, or as soon thereafter as possible.

In connection with this acceleration request, the Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FAIRMOUNT BANCORP, INC.

By:	/s/ Joseph M. Solomon
Joseph M. Solomon
President and Chief Executive Officer

Date: April 12, 2010

April 12, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Fairmount Bancorp, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-163797

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Fairmount Bancorp, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Thursday, April 15, 2010 or as soon thereafter as practicable.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ David P. Lazar
	Name:	David P. Lazar
	Title:	Managing Director

cc:	David Lyon, U.S. Securities and Exchange Commission

STIFEL, NICOLAUS & COMPANY, INCORPORATED

1600 MARKET STREET, SUITE 1210, PHILADELPHIA, PENNSYLVANIA 19103 | (215) 861-7150 | (215) 861-7149 (FAX) | WWW.STIFEL.COM

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